FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2008

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 News Release dated March 19, 2008

Document 2 Material Change Reported dated March 19, 2008

Document 1

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

March 19, 2008 TSXV: AGX

Private Placement

Amador Gold Corp. (TSXV:AGX) is pleased to announce that it has arranged a private placement for up to 10,000,000 units. The financing will consist of flow-through units priced at $0.35 per unit and non flow-through units priced at $0.30 per unit. Each of the units will consist of either one flow-through or non flow-through common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.40 per share. Once resale restrictions on the shares having expired and upon the Company’s shares trading at or above a weighted average trading price of $1.00 for 30 consecutive trading days the Company may give notice that the Warrants will expire 30 days from the date of providing such notice in writing to Warrant holders and via a news release.

In accordance with Exchange policies, finders' fees may be paid on a portion of the funds raised. The private placement is subject to regulatory approval.

The proceeds of the private placement will be used for general working capital, exploration on the Company’s Ontario properties, current property payments and new acquisitions.

About Amador Gold

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium and diamond deposits. During the last couple of years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario. The Company's assets are entirely within Canada with a strong focus in Ontario. These properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

AMADOR GOLD CORP.
On Behalf of the Board of Directors

/s/ Richard Hughes

Richard W. Hughes, President

For Further Information Contact: The Hughes Exploration Group
Phone: (604) 685-2222 or visit Amador's web-site: www.amadorgoldcorp.com to see Smartstox interviews with Company President.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation's control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

　Document 2

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – March 19, 2008.

Item 3. News Release – News Release issued March 19, 2008, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. (TSXV:AGX) is pleased to announce that it has arranged a private placement for up to 10,000,000 units.

Item 5. Full Description of Material Change – Amador Gold Corp. (TSXV:AGX) is pleased to announce that it has arranged a private placement for up to 10,000,000 units. The financing will consist of flow-through units priced at $0.35 per unit and non flow-through units priced at $0.30 per unit. Each of the units will consist of either one flow-through or non flow-through common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.40 per share. Once resale restrictions on the shares having expired and upon the Company’s shares trading at or above a weighted average trading price of $1.00 for 30 consecutive trading days the Company may give notice that the Warrants will expire 30 days from the date of providing such notice in writing to Warrant holders and via a news release.

In accordance with Exchange policies, finders' fees may be paid on a portion of the funds raised. The private placement is subject to regulatory approval.

The proceeds of the private placement will be used for general working capital, exploration on the Company’s Ontario properties, current property payments and new acquisitions.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 19th day of March, 2008.

                    SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AMADOR GOLD CORP.

  (Registrant)

  Date: March 20, 2008 By: /s/ Beverly J. Bullock

  Beverly J. Bullock, Corporate Secretary